Exhibit 1

Close Period buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 12 October 2016 it purchased for treasury 125,000 of its ordinary shares at an average price of 1824.2359 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	125,000
Date of transaction:	12 October 2016
Time of transaction:	08:20—16:30
Price (pence):	1824.2359
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 49,668,608 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,280,559,222 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204